Hancock Fabrics, Inc.
One Fashion Way
Baldwyn, Mississippi 38824

April 6, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4651
Washington, D.C.  20549

Attention: Ms. Brigitte Lippmann, Special Counsel

Re:	Hancock Fabrics, Inc.
Form 10-K for the Fiscal Year Ended January 30, 2010
Filed April 1, 2010
Definitive Proxy Statement on Schedule 14A
Filed on April 27, 2010
File No. 001-09482

Dear Ms. Lippmann:

We provide below responses to the Staff’s comment letter dated March 17, 2011.  As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments followed by our response.

Unless the context requires otherwise, references to we, our, us, Hancock, or the Company in the responses below refer to Hancock Fabrics, Inc.

Form 10-K for the Fiscal Year Ended January 30, 2010

Financial Statements and Supplementary Data, page 29

Note 12 – Shareholders’ Interest, page 47

1.           We have reviewed your response to comment 6 in our letter dated January 28, 2011.  Please note that ASC 815-40-15-7D indicates an instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in an entity’s control.  If the instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument shall still be considered indexed to an entity’s own stock price if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward fixed-for-fixed pricing model and the ability to control subsequent financing activities is not relevant under ASC 815-40, it appears that the warrants are not indexed to your common stock and may need to be accounted for as derivative liabilities.  After considering the preceding guidance, please tell us if you believe the warrants should have been classified as liabilities.  Otherwise, please explain in greater detail why you believe equity classification is appropriate.

Letter to the Securities and Exchange Commission
April 6, 2011

Response:

We have considered the Staff’s comment and the guidance under ASC 815-40, and have discussed the provisions of the underlying Master Warrant Agreement with our outside legal counsel to address the Company’s ability to issue securities that could trigger the dilution adjustments of the warrants.  Based on the below, we continue to maintain that the Company’s determination is correct and that the stock warrants issued in August 2008 were indexed to the Company’s Common Stock and should not be classified as liabilities.

As noted in our prior response, the dilution adjustments in Section 5.5(a) of the Master Warrant Agreement adjust the strike price of the warrant based on issuances by the Company of securities at a price below fair market value of the Company’s Common Stock that are not also offered to the holders of the warrants (the “FMV Dilution Adjustment”); however, issuances that the Company’s board of directors determines to be at fair market value are “Excluded Stock” under Section 5.5(b) of the Master Warrant Agreement.  Under Section 5.5(b), Excluded Stock is excluded from the FMV Dilution Adjustment.

Our counsel has advised us that (i) the Company could not issue securities under Delaware law without the approval of the Company’s board of directors, and (ii) the Company’s board of directors could not, consistent with its fiduciary duties under Delaware law, approve the issuance of additional securities at a price below the price that the board determined to be fair market value.  As a consequence, the Company could not, without violating Delaware corporate law, issue securities that would trigger the FMV Dilution Adjustment.

We note the Staff’s reference to Example 9 of ASC 815-40.  We think it helpful to clarify a meaningful distinction between the warrants described in Example 9 of ASC 815-40 and the provisions of the Company’s warrants.  The dilution adjustment in the warrant described in Example 9 was triggered by an issuance of securities below the strike price of the warrant, even if the issuance was at then-current market value, and the example notes that future equity offerings undertaken by the issuer at the then-current market price could thus trigger an adjustment.  In contrast, the FMV Dilution Adjustment in the Company’s warrants would only be triggered by the issuance of securities below the fair market value of the Company’s Common Stock, not the strike price of the warrant.  Thus, unlike Example 9, future equity offerings undertaken by the Company at the Board determined fair market value of the Company’s Common Stock would not trigger the FMV Dilution Adjustment.

Letter to the Securities and Exchange Commission
April 6, 2011

Schedule 14A filed on April 27, 2010

Compensation Discussion and Analysis, page 15

Incentive Compensation, page 17

2.           We have reviewed your response to comment 14 in our letter dated January 28, 2011 and we have the following additional comments:

●
Your response states that your management “qualified for a percentage of the ‘Target’ amount based on EBITDAR and a percentage of the ‘Maximum’ amount based on cash flow from operations…,” however your chart shows “Target” dollar amounts of $14,835 and $20,500 for EBITDAR and cash flow from operations before reorganization, respectively, and does not show the “Maximum” goal with respect to cash flow from operations.  Please explain.

●	We are unable to determine the dollar value of the minimum and maximum goals based on the information you provided. Please provide these.

●
We note your statement that the “resulting percentage was then applied to the base salary of each executive officer to establish a potential bonus….”  Please provide the percentage(s) and show how you calculated the percentage(s).  Also, for each executive officer, please show how this percentage(s) was applied to the base salary and show the amount of the resulting bonus.

If appropriate and useful, please use tables to present the information requested above.  Also, please include this additional disclosure in future filings.

Response:

The dollar value of the minimum, target and maximum goals are shown in the table below:

Metric	Minimum	Target	Maximum
	(85% of Target)		(130% of Target)

EBITDAR	12,610	14,835	19,286

Cash Flow from Operations before Reorg	17,425	20,500	26,650

Letter to the Securities and Exchange Commission
April 6, 2011

Under the terms of our incentive plan, amounts achieved between each hurdle amount are interpolated based on the percentage of the next hurdle amount achieved.  The table below shows the calculation to determine the amount of the next hurdle to be paid.

EBITDAR Actual Result	14,326	Cash Flow Actual Result	23,710

EBITDAR Minimum	12,610	Cash flow Target	20,500

Actual Increase over Minimum	1,716	Actual Increase over Target	3,210

EBITDAR Minimum	12,610	Cash Flow Target	20,500

EBITDAR Target	14,835	Cash Flow Maximum	26,650

Goal Increase from Minimum to Target	2,225	Goal Increase from Target to Max	6,150

Percentage of Minimum to Target Achieved	77%	Percentage of Target to Max Achieved	52%

The following table demonstrates the calculation for each named executive officer based on the amounts detailed in the tables above and the application of each individuals personal goal achievement.

Jane Aggers	Base Salary	450,000

Minimum Bonus Payout % of Salary		40%	Target Bonus Payout % of Salary	60%
Target Bonus Payout % of Salary		60%	Max Bonus Payout % of Salary	120%

Incremental from Min to Target		20%	Incremental Payout from Target to Max	60%
Percentage of Min to Target Achieved		77%	Percentage of Target to Max Achieved	52%

% of Salary for Min to Target		15%	% of Salary for Target to Max	31%
% of Salary for Min		40%	% of Salary for Target	60%

% of Salary Potential		55%	% of Salary Potential	91%
Reduced by 50% for two metrics		50%	Reduced by 50% for two metrics	50%

EBITDA Potential Payout as % of Salary		28%	Cash Flow Potential Payout as % of Salary	46%

EBITDA Bonus Pool		124,707	Cash Flow Bonus Pool	205,463

Total Bonus Pool		330,170
Personal Goal Achievement		85%

Bonus Payout		279,444

Letter to the Securities and Exchange Commission
April 6, 2011

Robert W. Driskell	Base Salary	220,000

Minimum Bonus Payout % of Salary		35%	Target Bonus Payout % of Salary	50%
Target Bonus Payout % of Salary		50%	Max Bonus Payout % of Salary	100%

Incremental from Min to Target		15%	Incremental Payout from Target to Max	50%
Percentage of Min to Target Achieved		77%	Percentage of Target to Max Achieved	52%

% of Salary for Min to Target		12%	% of Salary for Target to Max	26%
% of Salary for Min		35%	% of Salary for Target	50%

% of Salary Potential		47%	% of Salary Potential	76%
Reduced by 50% for two metrics		50%	Reduced by 50% for two metrics	50%

EBITDA Potential Payout as % of Salary		23%	Cash Flow Potential Payout as % of Salary	38%

EBITDA Bonus Pool		51,226	Cash Flow Bonus Pool	83,707

Total Bonus Pool		134,933
Personal Goal Achievement		96%

Bonus Payout		130,107

Letter to the Securities and Exchange Commission
April 6, 2011

Bill Sheffield	Base Salary	150,000

Minimum Bonus Payout % of Salary		30%	Target Bonus Payout % of Salary	40%
Target Bonus Payout % of Salary		40%	Max Bonus Payout % of Salary	80%

Incremental from Min to Target		10%	Incremental Payout from Target to Max	40%
Percentage of Min to Target Achieved		77%	Percentage of Target to Max Achieved	52%

% of Salary for Min to Target		8%	% of Salary for Target to Max	21%
% of Salary for Min		30%	% of Salary for Target	40%

% of Salary Potential		38%	% of Salary Potential	61%
Reduced by 50% for two metrics		50%	Reduced by 50% for two metrics	50%

EBITDA Potential Payout as % of Salary		19%	Cash Flow Potential Payout as % of Salary	30%

EBITDA Bonus Pool		28,284	Cash Flow Bonus Pool	45,659

Total Bonus Pool		73,943
Personal Goal Achievement		94%

Bonus Payout		69,270

Letter to the Securities and Exchange Commission
April 6, 2011

Susan Zewicke	Base Salary	190,000

Minimum Bonus Payout % of Salary		30%	Target Bonus Payout % of Salary	40%
Target Bonus Payout % of Salary		40%	Max Bonus Payout % of Salary	80%

Incremental from Min to Target		10%	Incremental Payout from Target to Max	40%
Percentage of Min to Target Achieved		77%	Percentage of Target to Max Achieved	52%

% of Salary for Min to Target		8%	% of Salary for Target to Max	21%
% of Salary for Min		30%	% of Salary for Target	40%

% of Salary Potential		38%	% of Salary Potential	61%
Reduced by 50% for two metrics		50%	Reduced by 50% for two metrics	50%

EBITDA Potential Payout as % of Salary		19%	Cash Flow Potential Payout as % of Salary	30%

EBITDA Bonus Pool		35,827	Cash Flow Bonus Pool	57,834

Total Bonus Pool		93,661
Personal Goal Achievement		83%

Calculated Bonus Payout		77,363
Proration for Partial Year		74%

Bonus Payout		57,440

In preparing this response the Company discovered the Non-Equity Incentive Plan Compensation for William A. Sheffield in Schedule 14A filed on April 27, 2010 was reported incorrectly as $89,270 and should have been $69,270.  The Company will correct this amount in its next Schedule 14A.

Long-term Incentives, page 17

3.           We have reviewed your response to comment 15 in our letter dated January 28, 2011.  Please disclose the performance metrics established by the board for determining the stock option vestings or clarify that these metrics are the same as those used to calculate the incentive bonuses.

Response:

For fiscal 2009, the performance metrics for stock option vesting to occur under the Long-Term Program were the same as those used to calculate the incentive bonuses.  The primary difference is that if target metrics are achieved, 100% of shares vest.  Any additional incentive over the target amount is provided via stock appreciation.  The board reserved the right to make any discretionary adjustments based on issues not anticipated in establishing the target amount and objectives. Therefore, the board determined that 100% vesting would occur for the eligible Long-Term Program stock option shares despite falling slightly short of target on one of the two objectives.

Letter to the Securities and Exchange Commission
April 6, 2011

* * * * *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s review of the Company’s filings, and we look forward to working constructively and expeditiously with the Staff to resolve any remaining questions or comments the Staff may have.  As the Company’s Form 10-K for its fiscal year ended January 29, 2011, is due at the end of this month, we are eager to resolve any remaining questions as quickly as possible.  Please call the undersigned at (662) 365-6112 or Ben Barkley of Kilpatrick Townsend & Stockton LLP, the Company’s counsel for SEC reporting matters, at (404) 815-6569, with any questions or comments you may have regarding the responses set forth herein.  Thank you.

Sincerely,

HANCOCK FABRICS, INC.

By:	/s/ Robert W. Driskell
Robert W. Driskell
Chief Financial Officer